UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Form 12b-25
                  NOTIFICATION OF LATE FILING

                Commission File Number 000-24969

(Check One):  [X] Form 10-K and Form 10-KSB  [ ]Form 11-K     [ ] Form 20-F
              [ ]Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:    June 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:      Not Applicable

Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
relates:    Not Applicable

                             PART 1
                     REGISTRANT INFORMATION

Full Name of Registrant: mPhase Technologies, Inc.

Former Name Tecma Laboratories, Inc.

Address of Principal Executive Office 587 Connecticut Avenue, PO Box 566, Norwalk, Connecticut 06854-0566
City, State and Zip Code
                            PART Il
                    Rules 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or ex pense and the registrant seeks relief pursuant to Rule 12b-25(b), the follow ing should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or ex pense;
[X] (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and
[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if
          applicable.

                            PART III
                           NARRATIVE
State below in reasonable detail the reasons why the reports could not be filed within the prescribed time period.

On September 9, 1999, mPhase Technologies, Inc. (the "Company") retained Ar thur Andersen LLP ("Andersen") as its new independent accountants, to audit the Company's financial statements for the year ended June 30, 1999, after Schuhalter, Coughlin & Suozzo, LLC ("Schuhalter"), which had served in such capacity prior thereto, had declined to stand for re-appointment as the Com pany's auditor for internal reasons.

As a result of the date on which Andersen was hired, Andersen was unable to complete its audit of the Company and prepare the audited year end financial statements in a time frame which would permit the Company to complete the Form 10SB before the date the Form 10-KSB must be filed. This delay could not be eliminated without unreasonable effort or expense to the Company. The Company will file its Annual Report on Form 10-KSB within fifteen (15) days after September 30, 1999.
                            PART IV
                       OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification
     Ronald A. Durando, President      (203) 838-2741
     (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).   [X]  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or por tion thereof?
                                            [X]  Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable esti mate of the results cannot be made.

PART IV - Item (3)

Explanation of the anticipated change in results of operations from the corre sponding period for the last fiscal year.

     No significant changes are expected in the fourth quarter results.

                   MPHASE TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf y the undersigned thereunto duly authorized.

Date:    September 30, 1999        By: /s/ Ronald A. Durando
                                      President and Chief Executive Officer

                           ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).